Exhibit (a)(24)
Chairman and Chief Executive Officer
Dr. Markus Dennler
Chairman of the Board
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland

Paris, 5 April 2007
BY POST, FACSIMILE AND E-MAIL
Dear Markus,
Further to our announcement of April 4, 2007, please find enclosed a copy of the “Dynamic Lift” plan approved unanimously by SCOR’s Board of Directors at a meeting held on April 3, 2007. This plan lays out, on the basis of the information available to us at this stage regarding Converium, the strategy for SCOR and Converium as a combined entity for the next three years. SCOR’s Board of Directors remains fully committed to achieving the combination with Converium. I also enclose a copy of our financial results for 2006.
As we have consistently stated in the past, we remain open to discussions to reach an agreement on the combination of SCOR and Converium to create a Top 5 global multi-line reinsurer. In particular, I would be happy to present the “Dynamic Lift” strategy to you and your Board of Directors in person. I would appreciate confirmation of your availability to present what we believe is a compelling and attractive proposition for both SCOR and Converium and their respective shareholders and stakeholders.
Sincerely yours,

Denis Kessler

	SCOR	Tel +33 (0)1 46 98 74 54	RCS Nanterre B 562 033 357
	1, Avenue du Général de Gaulle	Fax +33 (0)1 46 98 74 84	Siret 562 033 357 00020
	92074 Paris La Défense Cedex	e-mail : scor@scor.com	Société Anonyme au Capital
www.scor.com	France		de 932 673 756 Euros